Exhibit 99.1

Yandex Enters Into Agreement to Purchase 84.9% of Its Convertible Notes

Moscow, Amsterdam, June 16, 2022 – Yandex N.V. (“Yandex”), a Dutch public limited company and the parent company of one of Europe’s largest internet businesses, has announced that it has entered into an agreement (the “Purchase Agreement”) with holders of 84.9% in aggregate principal amount of Yandex’s $1.25 billion 0.75% Convertible Notes due 2025 (the “Notes”) for the purchase of such holders’ Notes by Yandex (the “Purchase”). The selling noteholders (the “Ad Hoc Group”) are being advised by Weil, Gotshal & Manges (London) LLP and Houlihan Lokey EMEA LLP.

The Purchase Agreement, dated June 15, 2022, provides for a purchase price of $140,000 in cash and 957 Yandex Class A shares for each $200,000 in principal amount of Notes purchased (the “Purchase Price”). The Purchase Agreement provides that Yandex will use its commercially reasonable efforts to deliver the share consideration following the closing of the Purchase when it is permissible for the relevant shares to be delivered and received under applicable laws and regulations. The Yandex group intends to fund the cash component of the Purchase Price primarily by means of a commercial loan in compliance with Russian, United States, United Kingdom, European Union and United Nations laws and regulations. The Purchase Agreement is subject to certain conditions precedent, including the agreement of all definitive documentation required to implement the Purchase, all necessary authorisations and government approvals having been obtained for the Purchase and the consummation of the Purchase not conflicting with any applicable law or regulation. Subject to the conditions precedent being satisfied, Yandex currently anticipates that the Purchase will be completed two business days after the satisfaction of such conditions precedent, and in any case not later than June 24, 2022, as contemplated by the Purchase Agreement.

Yandex intends to surrender any Notes purchased by it pursuant to the Purchase to the Principal Paying, Transfer and Conversion Agent for the Notes for cancellation in accordance with the terms and conditions of the Notes, as amended (the “Conditions”).

Agreement to Extensions in Conditions of Notes

In addition to the entry into the Purchase Agreement, Yandex and beneficial holders holding a simple majority in aggregate principal amount of Notes have agreed, in accordance with the Conditions, to extend certain time periods and dates in the Conditions. Specifically, with effect from the time that is immediately prior to the completion of the Purchase, the following periods and dates will be applicable:

(a)	the Delisting Event Period will be the period: (a) if prior to June 30, 2022 Yandex or its subsidiaries have (x) purchased (and not reissued or resold) economic interests in, and/or (y) cancelled or redeemed an aggregate principal amount of, 75% or more in aggregate principal amount of the Notes originally issued, commencing on September 14, 2022 and ending on September 28, 2022; or (b) in all other cases, commencing on July 16, 2022 and ending on July 29, 2022;

(b)	the Issuer Call Option Period will be the period beginning on the date that the Yandex or its subsidiaries have (x) purchased (and not reissued or resold) economic interests in, and/or (y) cancelled or redeemed an aggregate principal amount of, 75 per cent. or more in aggregate principal amount of the Notes originally issued, and ending on September 12, 2022; and

(c)	the Final Maturity Date, if prior to June 30, 2022 Yandex or its subsidiaries have (x) purchased (and not reissued or resold) economic interests in, and/or (y) cancelled or redeemed an aggregate principal amount of, 75 per cent. or more in aggregate principal amount of the Notes originally issued, will be September 13, 2022.

The Conditions provide that the Issuer Call Option Price is the Purchase Price and, in the case of the scenario described in clause (c) above, the redemption price on the Final Maturity Date will be the Issuer Call Option Price.

Taking into account the expected completion of the Purchase on or prior to June 24, 2022 and the issuer call option in the Conditions, Yandex anticipates that all of the Notes will either be purchased or redeemed on or prior to September 12, 2022.

We refer to our public announcements dated March 9, 2022, April 29, 2022 and June 1, 2022, which discuss the redemption right of noteholders as a result of the occurrence of a Delisting Event (as defined in the Conditions).

Yandex asks noteholders who are not part of the Ad Hoc Group to immediately contact Yandex Investor Relations or the financial advisors to Yandex at the respective email addresses indicated below to ensure that such noteholders are included in all future discussions in relation to the Notes.

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and navigation products, while also expanding into e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets.

More information on Yandex can be found at https://ir.yandex/

Contacts:

Investor Relations
Yulia Gerasimova
Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.ru

Press Office
Ilya Grabovskiy
Phone: +7 495 739-70-00
E-mail: pr@yandex-team.com

Financial Advisors to Yandex
E-mail: project.phoenix@alvarezandmarsal.com

This announcement may include "forward-looking" statements within the meaning of applicable securities laws. Any such statements reflect the current views of the Yandex about further events and performance. No assurances can be given that such events or performance will occur as projected and actual results may differ materially from these projections.

This announcement does not constitute an offer to sell or a solicitation of an offer to buy securities, and there shall be no sale of securities in any jurisdiction in which any offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such jurisdiction. This announcement is not an offer for sale of any securities in the United States. The securities mentioned in this announcement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons (as such terms are defined in Regulation S under the Securities Act) absent registration or an exemption from the applicable registration requirements of the Securities Act. There will be no public offer of the securities in the United States or in any other jurisdiction.

The distribution of this announcement into certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement is for information purposes only and is not an offer of securities in any jurisdiction.